FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Ruud Dobber, a person discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each, has changed as detailed below.

On 30 April 2013, Mr Dobber exercised an option over 10,005 AstraZeneca ordinary shares at an option price of 2975 pence per share.

Following the exercise, Mr Dobber sold 9,509 of the 10,005 shares so acquired at a price of 3366 pence per share to cover the cost of exercise and associated taxes. He retained the balance of 496 shares.

A C N Kemp
Company Secretary
1 May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 May 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary